July 15, 2016

Coy Garrison, Esq.

Special Counsel

Office of Real Estate and Commodities

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	KeyStone Solutions, Inc.
Offering Statement on Form 1-A
Filed May 12, 2016
File No. 024-10551

Dear Mr. Garrison:

Set forth below are responses to the comments that were provided by the Commission’s staff to our client, KeyStone Solutions, Inc. (“KeyStone” or the “Company”), by your letter dated June 8, 2016 (the “Comment Letter”), regarding the above-referenced filing (the “Offering Statement”).

The text of each comment in the Comment Letter is included in the Company’s responses for your reference. The references in the captions below to “Comment” correspond to the numbered paragraphs of the Comment Letter.

In addition to the responses to the Commission’s comments, concurrently with the filing of this letter, KeyStone will file Amendment No. 1 to the Offering Statement on Form 1-A (the “Amended Offering Statement”) reflecting the Commission’s requested disclosure edits.

General

Comment 1. It appears that you qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act. If so, please disclose that fact in your filing.

Response: The Company confirms it qualifies as an “emerging growth company” under the Jumpstart Our Business Startups Act. This disclosure has been added to the cover page of Part II of the Amended Offering Statement.

Part II, Cover Page

Comment 2. We note your disclosure that the minimum offering will end “on or before the earlier of six (6) months after commencement of the offering or twelve (12) months after the Qualification Date.” Please confirm that the continuous offering will be commenced within two calendar days from the date of qualification and revise your disclosure as appropriate. Please refer to Rule 251(d)(3) of Regulation A.

Response: The Company confirms that the continuous offering will be commenced within two calendar days of the Qualification Date. This disclosure has been added to the cover page of Part II of the Amended Offering Statement.

Comment 3. Please revise to limit the cover page to one page. Please refer to Part II, Item 1 of Form 1-A.

Response: The cover page has been revised to be on one page in the Amended Offering Statement.

Comment 4. We note that you intend to issue warrants to the underwriters and that, based on your disclosure on page 71, these warrants may be purchased on each “closing date.” Please advise us of what section of Rule 251(d)(3) you are relying upon for the issuance of the underwriter warrants.

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Response: The offer and sale of the underwriter warrants is not intended to be covered by the Offering Statement or the Amended Offering Statement. The underwriter warrants will be offered and sold to the underwriters pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended.

Risk Factors, page 4

Comment 5. Please add risk factor disclosure addressing the potential impact of having only one independent director.

Response: The requested risk factor has been added. Please see page 9 of the Amended Offering Statement.

Use of Proceeds, page 12

Comment 6. We note that you intend to use the proceeds of this offering to acquire government contract service providers or invest in these providers as disclosed on page 2. Please describe in greater detail the types and amounts of interests in these providers that you plan to acquire. Also disclose how the company’s acquisition strategy will not cause the company to be an investment company under the Investment Company Act of 1940.

Response: The Company intends for these acquisitions to result in the acquired companies becoming wholly owned subsidiaries of KeyStone Solutions. The Company does not anticipate its ownership in any particular acquisition to be less than 80%.

The Company respectfully advises that it is not and, upon the completion of the offering will not be, an “investment company,” as that term is defined in the Investment Company Act of 1940, as amended (the “1940 Act”). Under sections 3(a)(1)(A) and (C) of the 1940 Act, an issuer will generally be deemed to be an “investment company” for purposes of the 1940 Act if:

•	it is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; or

•	absent an applicable exemption, it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of Government securities (as defined in section 2(a)(16) of the 1940 Act) and cash items) on an unconsolidated basis.[1]

Section 3(a)(1)(A)

The Company is a holding company primarily engaged, and holding itself out as being primarily engaged, in the business of performing “consulting services specializing in proposal development, capture, and market strategy services for government contractors” as described in the Offering Statement and the Amended Offering Statement, through its wholly owned operating subsidiary, AOC Key Solutions, Inc., (“AOC Key”). As noted in the Offering Statement and Amended Offering Statement, the Company intends to acquire other entities to expand the array of services which it can offer to customers. As such, the Company expects to continue to be engaged primarily in government contractor consulting services through AOC Key and other subsidiaries to be acquired and does not intend to hold itself out as an investment company under Section 3(a)(1)(A).

Section 3(a)(1)(C)

[1]	A third definition of “investment company” is found in section 3(a)(1)(B) of the 1940 Act. The Company is not an investment company within the meaning of section 3(a)(1)(B) because it is not an issuer that is engaged or proposes to engage in the business of issuing face-amount certificates of the installment type, or that has been engaged in such business and has any such certificates outstanding.

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Section 3(a)(1)(C) defines an investment company as an issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities, and owns or proposes to acquire investment securities having a value in excess of 40% of the value of the issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis. The section provides that an issuer more than 40% of whose assets consists of “investment securities” is presumptively an investment company.

Section 3(a)(2) of the 1940 Act defines “investment security” to mean all securities other than Government securities, securities issued by employees’ securities companies and securities issued by majority-owned subsidiaries of the owner that are neither investment companies nor companies relying on the exception from the definition of investment company in section 3(c)(1) or 3(c)(7) of the 1940 Act.

For the reasons set forth herein, the Company does not and, after giving effect to offering, will not own or hold investment securities that have a value greater than 40% of its total assets (exclusive of Government securities and cash items) on an unconsolidated basis. As described in the Offering Statement and Amended Offering Statement, the Company is a holding company that has no current business operations and relies on funding from AOC Key to meet its obligations. AOC Key itself is not an investment company as defined in the 1940 Act nor a company relying on the exception from the definition of investment company in section 3(c)(1) or 3(c)(7) of the 1940 Act.

The Company has added disclosure at pages 12 and 21 of the Amended Offering Statement to the effect that the Company does not believe its acquisition strategy will cause it to become an investment company under the 1940 Act and that it does not intend to become one.

The Company believes and respectfully submits it can make the representations required by Part I, Item 2 of Form 1-A and that it can therefore rely on the exemption from registration provided by Regulation A.

Comment 7. It appears that certain expenses are included in your net proceeds amounts on page 12 that are not disclosed in the notes on page 2 or delineated on page 12. Please disclose in a more specific manner the estimates of expenses that will be paid to derive the net proceeds amounts.

Response: The estimates of the offering expenses have been revised to provide greater detail at page 12 of the Amended Offering Statement.

Business, page 13

Distinctive Characteristics, page 15

Comment 8. We note your disclosure regarding the awards you have helped your clients win. Please disclose the number of contracts for which you provided assistance and clarify how you are compensated for the services you provide. Further, please clarify whether you clients received a portion of the awards listed on page 16 or whether they were awarded the entire contract. To the extent you continue to provide services after a contract has been awarded, please disclose how you are compensated for additional services.

Response: The disclosure has been revised in the Amended Offering Statement at page 15 to state that: “From 2011 through 2015 we provided support to our clients for over 175 winning bids. During this period, we averaged $9 billion annually in government contract award wins for our clients. Our clients compensated us on a time and materials basis for our services.”

The Company also advises that for single award contracts, the Company’s clients received the total contract award. Multiple award IDIQ contracts were valued by dividing the total contract value by the number of awardees.

The Company does not provide additional services after a contract has been awarded.

Compensation of Directors and Executive Officers, page 48

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Comment 9. We note your disclosure that your executive officers will be eligible for bonuses in the future as determined by the Company’s compensation committee. We also note that four of your five directors are also your executive officers. Please revise to explain any conflicts of interest that exist in light of this situation. Please also describe any criteria that the compensation committee intends to use to determine such bonuses.

Response: The requested disclosure concerning potential conflicts of interest has been added. Please see page 60 of the Amended Offering Statement.

The Amended Offering Statement has also been revised at page 48 to disclose that bonuses for the executive officers may be conditioned on the achievement of objective goals based on one or more of the following performance measures: earnings; operating profits (including measures of earnings before interest, taxes, depreciation and amortization; free cash flow or adjusted free cash flow; cash from operating activities; revenues; net income (before or after tax); financial return ratios; market performance; stockholder return and/or value; net profits; earnings per share; profit returns and margins; stock price; working capital; capital investments; returns on assets; returns on equity; returns on capital investments; selling, general and administrative expenses; discounted cash flows; productivity; expense targets; market share; cost control measures; strategic initiatives; changes between years or periods that are determined with respect to any of the above-listed performance criteria; net present value; sales volume; cash conversion costs; leverage ratios; maintenance of liquidity; integration of acquired businesses; operational efficiencies, including Lean Six Sigma initiatives; regulatory compliance, including the Sarbanes-Oxley Act of 2002; and economic profit.

Plan of Distribution, page 69

Comment 10. We note your disclosure on page 70 that after reaching the minimum offering amount, there will be subsequent closings upon reaching incremental amounts of $3,000,000, but that there will not be a minimum amount of units sold required to release funds to the company at subsequent closings. Please revise to clarify the level of discretion the Company has in determining the amount to be sold for each subsequent closing and the length of time a subscriber should expect to wait before receiving the units. Please also clarify whether a subscriber will have a right to the return of their funds after the minimum offering amount has been reached, but before a subsequent closing has been declared.

Response: The Company has revised the Offering Circular included in the Amended Offering Statement to provide that after raising the Minimum Offering (the sale of 300,000 Units) and completing the Initial Closing, subsequent Closings will occur when: (i) the Company raises an additional $3,000,000 (300,000 Units) over the amount raised in the immediately preceding Closing; or (ii) two (2) months after the immediately preceding Closing, whichever occurs first. Therefore, an investor should not have to wait longer than two (2) months to receive his or her Units and earlier if the incremental $3,000,000 is raised sooner. Investors will not have a right to a return of funds after the Minimum Offering but before a subsequent Closing. The Company and the Sales Agent may jointly agree to conduct a Closing earlier than the two months or the sale of 300,000 incremental Units.

Comment 11. Please revise to explain the nature of the fees associated with using Folio’s platform and who is responsible for paying such fees.

Response: Folio will be paid a percentage of the amount of the funds raised in the offering as part of the accountable expenses of the Sales Agent and subject to any restrictions placed on the Sale Agent’s compensation by FINRA. The fees payable to Folio are the subject of ongoing discussions with FINRA. Accordingly, these fees will be paid by the Company as part of the offering expenses.

Financial Statements, page B-12

KeyStone Solutions, Inc. consolidated financial statements, page F-22

Comment 12. Please tell us how you determined that audited financial statements of the registrant are not required.

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Response: The General Instructions for Form 1-A, Part F/S (c)(1)(ii) states “Audited financial statements are required for Tier 2 offerings for the issuer and, when applicable, for financial statements of other entities. However, interim financial statements may be unaudited.” As the issuer was formed on March 16, 2016, the only available financial statements are interim financial statements as of and for the period ending March 31, 2016 which are not required to be audited for presentation in Form 1-A. Audited financial statements for the years December 31, 2015 and 2014 are presented for the issuer’s primary operating subsidiary, AOC Key Solutions, Inc.

While the Company does not believe that audited 2016 interim financial statements were required at the time of filing the Offering Statement, the Company did provide AOC Key Solutions’ unaudited financial statements for the periods ended March 31, 2016 and 2015, KeyStone Solutions’ unaudited consolidated financial statements and accompanying notes for the period ended March 31, 2016, and summary historical and pro forma financial data for the aforementioned financial statements. In light of the foregoing, the Company respectfully submits that the inclusion of audited financial statements for KeyStone Solutions would provide no additional meaningful disclosure in respect of the financial position and results of operations of KeyStone Solutions, and that the historical and pro forma financial statements included in the Offering Circular present all financial information with respect to the issuer’s consolidated financial position and results of operations that are material for an investor to determine whether or not to invest in the Units.

Notes to consolidated financial statements, page F-29

(7) Merger, page F-34

Comment 13. We note your merger agreement with KCS Merger Sub, Inc. and AOC Key Solutions. In your next amendment, please disclose how you accounted for the merger transaction. In your disclosure, please explain if the transaction is a capital transaction or a business combination. Reference is made to ASC 805-10-55.

Response: The requested disclosure has been added. Please see page F-34 of the Amended Offering Statement. The disclosure has been revised to indicate that the Company accounted for the merger transaction as a business combination in accordance with ASC 805-10-55 in the accompanying consolidated financial statements. All intercompany accounts and equity in the investment and income of the subsidiary have been eliminated upon consolidation.

* * *

Attached to this letter is a written statement from the Company acknowledging that (i) should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the matters discussed above, please telephone the undersigned, outside counsel to the Company, at 202.624.2925 or via email at mdefeo@crowell.com.

Sincerely,

/s/ Morris F. DeFeo, Jr.

Morris F. DeFeo, Jr.

cc: Robert Berman

Enclosures

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14420 Albemarle Point Place, Suite 200, Chantilly, VA 20151

STATEMENT OF KEYSTONE SOLUTIONS, INC.

Each of the undersigned executive officers of KeyStone Solutions, Inc. (the “Company”) hereby acknowledges:

•	should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: July 15, 2016

/s/ Robert Berman
Robert Berman, Chief Executive Officer and Director (Principal Executive Officer)

/s/ Riaz Latifullah
Riaz Latifullah, Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)